SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                  Annual Report Pursuant to Section 15(d) of the Securities and Exchange Act of 1934

☐                     Transition Report Pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission File Number:  001-01011

The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies

CVS Caremark Corporation

One CVS Drive

Woonsocket, RI 02895

(Name of issuer and address of principal executive offices of issuer)

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

YEARS ENDED DECEMBER 31, 2010 AND 2009

Report of Independent Registered Public Accounting Firm

The Administrative Committee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Caremark Corporation and Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2010 and assets (held at end of year) as of December 31, 2010, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 24, 2011

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value (Note 10):
Cash	$9,742,342	$—
Common collective trust funds (Note 2 (d))	788,193,027	1,105,228,605
Guaranteed investment contracts (Note 2 (d))	308,871,889	—
Mutual funds (Note 2 (d))	2,160,422,545	1,562,946,674
Common stock (Note 2 (d))	1,319,512,127	1,339,854,087
Total investments	4,586,741,930	4,008,029,366
Receivables:
Interest and dividends (Note 2 (i))	2,080,838	2,227,286
Employer contributions (Note 1 (d))	43,031,787	42,042,194
Employee contributions (Note 1 (d))	6,364,320	22,525,321
Notes receivable from participants (Note 4)	137,887,485	121,822,855
Total receivables	189,364,430	188,617,656

Total assets at fair value	4,776,106,360	4,196,647,022

Liabilities:
Accrued expenses and other liabilities	406,405	1,997,624

Total liabilities	406,405	1,997,624

Net assets available for benefits at fair value	4,775,699,955	4,194,649,398

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(20,933,427)	75,476

Net assets available for benefits	$4,754,766,528	$4,194,724,874

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Investment activity:
Interest and dividend income (Note 2 (i))	$101,303,645	$89,110,408
Transfer in (out) of plan assets (Note 1 (a))	(2,721,793)	730,042,061
Realized and unrealized gains (Notes 3 and 5)	353,061,073	566,101,097
Total investment activity	451,642,925	1,385,253,566

Contributions:
Employer contributions (Note 1 (d))	155,731,506	156,220,766
Employee contributions (Note 1 (d))	259,633,846	252,807,011
Rollovers	12,437,643	10,456,819
Total contributions	427,802,995	419,484,596

Deductions:
Benefits paid to participants (Notes 1 (g) and 2 (e))	307,443,630	212,424,650
Administrative expenses (Note 1 (h))	11,960,636	10,671,475
Total deductions	319,404,266	223,096,125

Net increase in net assets for the year	560,041,654	1,581,642,037

Net assets beginning of the year	4,194,724,874	2,613,082,837

Net assets end of the year	$4,754,766,528	$4,194,724,874

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

Note 1 - Plan Description

The following description of the 401(k) Plan and the Employee Stock Ownership Plan (the “ESOP”) of CVS Caremark Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)                  Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Caremark Corporation (“CVS Caremark” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed an administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Benefit Plans Committee and the Administrator. Effective January 2010, the Benefits Plans Committee further named an Administrative Sub Committee and an Investment Sub Committee and delegated certain fiduciary duties to each of the Committees.

The Plan was established as of January 1, 1989.

Effective April 10, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into the Plan, and the plan name was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 10, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan. See Note 2(a) for further breakdown between ESOP and 401(k) assets.

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended, Caremark Rx, Inc. (“Caremark”) was merged into a newly formed subsidiary of CVS Caremark Corporation (“CVS”) with the CVS subsidiary continuing as the surviving entity (the “Caremark Merger”). Subsequently, the name of this plan was changed from The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies. The Plan has not been amended to allow for participation by Caremark employees and as such, the financial statements herein do not reflect any consolidation of benefits as provided to employees by Caremark at the time of the Caremark Merger.

Effective February 21, 2009, the Longs Drug Stores California LLC 401(k) Plan (the “Longs Plan”) was merged into the Plan and effective March 10, 2009, the assets of the Longs Plan, both cash and in-kind, were transferred into the Plan. This transfer included $194,944,787 and $535,097,274 of cash and in-kind assets, respectively. There are no remaining assets in the Longs Plan.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Effective January 1, 2010, CVS Caremark developed the Intercompany Voluntary Transfer Program, allowing employees who experienced a bona fide transfer within the Company’s control group the opportunity to voluntarily transfer their 401(k) assets from their prior business unit’s plan to the 401(k) plan sponsored by their current business unit.  This offering is made twice a year to eligible employees.  The first offering for this program was processed in October 2010 and resulted in a transfer of assets out of the Plan of $3,181,719 and transfer of assets into the Plan of $459,926, for a net effect of ($2,721,793).

(b)                      Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•                The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee;

•                Completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•                Completion of at least 1,000 hours of service in the course of one calendar year.

Employees referred to above are defined as regular employees of the Company other than:

•                  A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•                 An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•                A leased employee (as defined in the Internal Revenue Code);

•                 A temporary employee (as determined by the Company); or

•                 An independent contractor or consultant (as defined by the Company).

(c)                       Leveraged ESOP Transaction

On June 23, 1989, the ESOP borrowed $357,500,000 from qualified lenders at an interest rate of 8.60% for a 20-year term (the “ESOP Notes”). The loan to the ESOP was guaranteed by CVS Caremark. The ESOP used the proceeds of the loan to purchase 6,688,494 shares of CVS Caremark Corporation Series One ESOP Convertible Preference Stock (“ESOP Preference Stock”). Each share of ESOP Preference Stock was convertible into shares of CVS Caremark Common Stock at the election of the Plan’s Trustee. The conversion rate was 4.628 shares of CVS Caremark Common Stock for each share of ESOP Preference Stock. The annual dividend on the ESOP Preference Stock is $3.90 per share. Cash dividend payments on unallocated ESOP Preference Stock were used to make debt service payments and are not allocated to participants’ accounts.

In accordance with the terms of the loan agreement, the interest rate on the loan was adjusted as of January 1, 1995 in connection with the increase in the Federal income tax rate to 35%. The adjusted interest rate was 8.52%.

As of December 31, 2008, the Plan repaid all outstanding amounts under the terms of the ESOP Notes described above.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

On January 30, 2009, pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), the Company informed the trustee of the ESOP Trust of its intent to redeem for cash all of the outstanding shares of ESOP Preference Stock on February 24, 2009 (the “Redemption Date”).  Under the Charter, at any time prior to the Redemption Date, the trustee is afforded the right to convert the ESOP Preference Stock into shares of the Company’s Common Stock. The conversion rate at the time of the notice was 4.628 shares of Common Stock for each share of ESOP Preference Stock. The trustee exercised its right of conversion on February 23, 2009, and 3,553,212 shares of ESOP Preference Stock were converted into 16,444,265 shares of CVS Caremark Common Stock at a market value of $457,479,456.

(d)                      Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85% of the compensation that would otherwise be due to them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Internal Revenue Code (the “Code”); whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $16,500 for 2010 and 2009.

Effective January 1, 2009, on a quarterly basis, the Company matches in cash 100% up to 5% of eligible pre-tax compensation contributed, if the employee is actively employed at that time. Prior to January 1, 2009, the Company matched 100% up to 5% of eligible pre-tax compensation contributed, 50% to the employees’ Plan account quarterly and 50% to the employees’ ESOP Diversification Account at the end of the year. Shares of ESOP Preference Stock allocated to a participant account were calculated by dividing the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of CVS Caremark Common Stock at the time of allocation.

All employees at least age 50 that contribute the maximum amount to the Plan are permitted to make additional pre-tax catch-up contributions. Catch-up contributions may be made up to an additional $5,500 for 2010 and 2009.

(e)                       Participant’s Account

Each participant’s account is credited with an allocable share of their selected Plan’s investments and any unrealized appreciation or depreciation and interest and dividends of those investments. Allocations to individual participant’s accounts are based on the number of shares due to each participant as described in Note 1(d) above.

(f)                         Vesting

Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in Note 1(d).

(g)                      Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

(h)                      Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2010 and 2009. Trustee’s fees were paid by the Plan for 2010 and 2009.

(i)                         Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited at the earlier of distribution or five years from the date of termination. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Caremark contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Caremark shall contribute the balance required for that purpose.

Cash forfeitures for 2010 and 2009 were $288,931 and $260,084, respectively. Cash forfeitures restored to participants upon resumption of employment for 2010 and 2009 were $1,720 and $20,902, respectively. The remainder of the forfeitures for each year was applied to the administrative expenses of the plan and to reduce the CVS Caremark contribution.

(j)                         Investment Options

Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment options offered by the plan. Participants may modify investment elections daily thereafter.  The Plan’s investments are comprised of guaranteed insurance contracts, securities of CVS Caremark and securities of unaffiliated issuers. The securities in unaffiliated issuers include marketable mutual funds and separately managed funds, comprised of marketable securities. The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund

The Institutional Vanguard Index Fund seeks to replicate the total return of the Standard & Poors (“S&P”) 500 Composite Stock Index (“S&P 500”) by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.

Diversified Bond Fund

The PIMCO Total Return Institutional Class Fund is a core bond fund that seeks to outperform the Barclays Capital Aggregate Bond Index. Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

International Equity Fund

The Templeton Foreign Equity Series-Primary Shares Fund seeks long-term growth of capital through participation in stock markets outside the United States. The fund invests mainly in the common stock of companies based in more developed countries, but may also include investments in developing countries. It is benchmarked by the Morgan Stanley Capital International (“MSCI”) Europe, Australasia, and Far East (“EAFE”) Index.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Small Cap Growth Fund

The Vanguard® Explorer™ Fund Admiral™ Shares seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards. This fund is benchmarked by the Russell 2500 Growth Index.

Global Equity Fund

The American Funds-New Perspective Fund seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI World Index, which measures the performance of U.S. and international stock markets.

Small Cap Value Fund

This fund is managed by Dimensional Fund Advisors and Lord, Abbett & Co. This blended fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies.

Small Cap Index Fund

The Vanguard Small Cap Index Fund seeks to replicate the total return of the MSCI US Small Cap 1750 Index by investing in the stocks that make up the index. The MSCI US Small Cap 1750 Index consists of smaller U.S. companies.

Mid Cap Index Fund

The Vanguard Mid Cap Index Fund seeks to replicate the total return of the MSCI US Mid Cap 450 Index by investing in the stocks that make up the index. The MSCI US Mid Cap 450 Index consists of medium-size U.S. companies.

International Equity Index Fund

The Vanguard Developed Markets Index Fund seeks to replicate the total return of the MSCI EAFE Index by investing in the institutional shares of two other Vanguard funds — the Vanguard European Stock Index Fund and Vanguard Pacific Stock Index Fund. These indexes include common stock of approximately 1,140 companies located in Europe, Australia, Asia and the Far East.

Conservative Lifestyle Fund

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI EAFE Index.

Moderate Lifestyle Fund

The fund invests in other Future Fund investment options as follows: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. The composite benchmark has been determined as follows: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Aggressive Lifestyle Fund

The fund invests in other Future Fund investment options as follows: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and U.S. Bond Index Fund. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, and the Russell 2000 Index.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

CVS Caremark Common Stock Fund

CVS Caremark Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Caremark common stock.

Stable Value Fund

This fund is managed by Galliard Capital Management and seeks to preserve capital while generating a steady rate of return higher than money market funds provide. The fund’s investments consist of cash, highly rated insurance company contracts (guaranteed investment contracts (“GICs”)), other bond investments, and a commingled fund managed by Galliard Capital Management that is further diversified by manager and security type.

Growth and Income Fund

This fund is managed by J&W Seligman, Mellon Capital Management and Barrow, Hanley, Mewhinney & Strauss. This blended fund seeks long-term growth of capital and dividend income through participation in the stock market. This fund invests primarily in the common stock of U.S.-based, well-established, medium- to large-sized companies. This blended fund is benchmarked by the Russell 1000 Value Index (“RVI”).

Large Cap Growth Fund

This fund seeks long-term growth of capital through participation in the stock market. Investment advisory services are provided by Columbus Circle. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole. This fund is benchmarked by the Russell 1000 Growth Index and the S&P 500.

Inflation-Protected Fund

The Vanguard Inflation-Protected Securities Fund Admiral Shares seeks to provide modest income and protection from inflation. This fund invests primarily in high-quality inflation-indexed bonds issued by the U.S. government and corporations.

U.S. Bond Index Fund

The Vanguard Total Bond Market Index Fund Institutional Shares seeks to replicate the total return of Barclays Capital U.S. Aggregate Float Adjusted Index by investing in bonds that make up that index.

Note 2 - Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The net assets available for 401(K) Plan and ESOP benefits, on an accrual basis, according to the accounts of employees with rights to allocated stock are reflected in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

The following table presents the changes in net assets available for the 401(k) Plan and ESOP benefits separately, on an accrual basis, according to:

•                  The accounts of employees with rights to allocated stock (Allocated); and

•                  Stock not yet allocated to employees (Unallocated). As of December 31, 2010, all stock was allocated.

	December 31, 2010	December 31, 2009
	Total	Allocated	Unallocated	Total
Investment activity:
Interest and dividend income	$101,303,645	$89,110,408	$—	$89,110,408
Transfer in (out) of plan assets	(2,721,793)	730,042,061	—	730,042,061
Realized and unrealized gains	353,061,073	566,101,097	—	566,101,097
Total investment activity	451,642,925	1,385,253,566	—	1,385,253,566

Contributions:
Employer contributions	155,731,506	156,222,097	(1,331)	156,220,766
Employee contributions	259,633,846	252,807,011	—	252,807,011
Rollovers	12,437,643	10,456,819	—	10,456,819
Total contributions	427,802,995	419,485,927	(1,331)	419,484,596

Deductions:
Benefits paid to participants	307,443,630	212,424,650	—	212,424,650
Administrative expenses	11,960,636	10,671,475	—	10,671,475
Total deductions	319,404,266	223,096,125	—	223,096,125

Net increase (decrease) in net assets for the year	560,041,654	1,581,643,368	(1,331)	1,581,642,037

Net assets beginning of the year	4,194,724,874	2,613,081,506	1,331	2,613,082,837
Net assets end of the year	$4,754,766,528	$4,194,724,874	$—	$4,194,724,874

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

(b)                      Recently Adopted Accounting Pronouncements

In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and were classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of ASU 2010-25 did not change the value of loans to participants from the amount previously reported as of December 31, 2009. In connection with the adoption of ASU 2010-25 in 2010, loans to participants as of December 31, 2009 have been reclassified from investments to receivables and are presented as “notes receivable from participants” as of December 31, 2009.

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) expanded fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

(c)                       Recent Accounting Pronouncement Not Yet Effective

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, (“ASC 820”) to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect the provisions of ASU 2011-04 will have on the Plan’s financial statements.

(d)                      Investment Valuation

The value of the investments held at December 31, 2010 and 2009 is based on their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. CVS Caremark common stock and common stock owned directly in the Small Cap Value Fund, Growth and Income Fund, and the Large Cap Growth Fund, separately managed funds, are valued based upon quoted market prices.

The fair value of the Plan’s common collective trust funds represents the net asset value of the underlying investments.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

The Plan invests in fully benefit-responsive GICs. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(e)                       Benefits Paid

Distribution of benefits are recorded when paid.

(f)                         Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g)                      Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(h)                      Purchase and Sale of Securities

Purchases and sales of securities are made on a trade-date basis.

(i)                         Investment Income

Dividend and interest income is recorded when earned.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements.  The categorization of assets and liabilities within this hierarchy is based upon the lowest level of the input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•                  Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•                  Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•                  Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common collective trust funds: Valued at the net asset value (“NAV”) as permitted by practical expedient and reported by the respective funds at each valuation date.  The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

GICs: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations, and adjusting for the credit-worthiness of the issuer, if necessary.

Mutual funds:  Valued at the NAV of shares held by the plan at year end which are reported on an active market.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Notes receivable from participants: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The market value of CVS Caremark Common Stock was $34.77 and $32.21 per share at December 31, 2010 and 2009, respectively.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

		Investments at estimated fair value at December 31, 2010
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$9,742,342	$—	$—	$9,742,342
Common collective trust funds	—	788,193,027	—	788,193,027
Guaranteed investment contracts	—	—	308,871,889	308,871,889
Mutual funds:
Small cap equity	267,217,460	—	—	267,217,460
Mid cap equity	114,578,874	—	—	114,578,874
Large cap equity	548,432,281	—	—	548,432,281
International	702,660,573	—	—	702,660,573
Bond	527,533,357	—	—	527,533,357
Total mutual funds	2,160,422,545	—	—	2,160,422,545
Common stock:
Small Cap Equity	621,263,446	—	—	621,263,446
Large Cap Equity	92,528,091	—	—	92,528,091
CVS Caremark Common Stock Fund	605,720,590	—	—	605,720,590
Total common stock	1,319,512,127	—	—	1,319,512,127
Total investments	$3,489,677,014	$788,193,027	$308,871,889	$4,586,741,930

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

		Investments at estimated fair value at December 31, 2009
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Common collective trust funds	$—	$700,498,315	$404,730,290	$1,105,228,605
Mutual funds:
Small cap equity	120,552,933	—	—	120,552,933
Mid cap equity	49,176,344	—	—	49,176,344
Large cap equity	438,618,714	—	—	438,618,714
International	557,876,580	—	—	557,876,580
Bond	396,722,103	—	—	396,722,103
Total mutual funds	1,562,946,674	—	—	1,562,946,674
Common stock:
Small Cap Equity	547,515,428	—	—	547,515,428
Large Cap Equity	153,192,086	—	—	153,192,086
CVS Caremark Common Stock Fund	639,146,573	—	—	639,146,573
Total common stock	1,339,854,087	—	—	1,339,854,087
Total investments	$2,902,800,761	$700,498,315	$404,730,290	$4,008,029,366

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010 and 2009.

	Level 3 Assets – GICs Year Ended December 31,
	2010	2009
Balance, beginning of year	$404,730,290	$488,833,048
Unrealized losses relating to instruments still held at the reporting date	(40,143,584)	(11,603,899)
Purchases, sales, issuances and settlements, net	(55,714,817)	(72,498,859)
Balance, end of year	$308,871,889	$404,730,290

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 4 — Notes Receivable from Participants

Participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan. Interest on loans is equal to the Prime Rate as of the prior month end plus 1%.

Note 5 - Investment Policy

At December 31, 2010 and 2009, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in Note 1(j) based on employees’ elections. The investment options are recommended by independent investment managers and approved by the Benefit Plans Investment Sub-Committee. Employee contributions that are waiting to be processed are temporarily invested in common collective trust funds. These common collective trust funds are also used to account for and administer notes receivable from participants. The note repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

During 2010 and 2009, the Plan’s investments, including investments purchased, sold, as well as held during the year appreciated (depreciated) in fair value as follows:

Asset Category	2010	2009

Common collective trust funds	$4,747,826	$116,793
Mutual funds	214,753,616	339,988,884
Common stock	133,559,631	186,602,089
Preference shares	—	39,393,331
	$353,061,073	$566,101,097

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. The plan sponsor has submitted a request for a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 8 - Transactions with Parties-In-Interest

Certain Plan investments are investment funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$4,754,766,528	$4,194,724,874
Employer contributions receivable	—	(149,811)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	20,933,427	(75,476)
Net assets available for benefits per the Form 5500	$4,775,699,955	$4,194,499,587

Note 10 - Investments

The following table presents investments of the Plan at fair value that represent 5% or more of the total fair value of the Plan’s assets.

	2010	2009
CVS Caremark Corporation Common Stock	$606,920,155	$646,867,418
EB Temporary Investment Fund II	541,932,540	—
Vanguard Institutional Index Fund	548,432,281	438,618,714
PIMCO Total Return Institutional Class Fund	336,902,577	396,722,103
Templeton Foreign Equity Series-Primary Shares Fund	278,649,571	263,934,817
Vanguard Developed Markets Index Fund Institutional Shares	242,364,541	—
State Street Stable Fixed Income Fund for Employee Benefit Trusts	—	678,381,033
Merrill Lynch Retirement Preservation Trust	—	328,873,368

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 11 — Guaranteed Investment Contracts

The Plan invests in fully benefit-responsive GICs.  The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is fixed at the time the contract is entered into with the issuer and does not reset.  For the year ended December 31, 2010, the average yield of the GIC based upon underlying earnings and credited to participant accounts was 2.2%.

Certain events limit the ability of the Plan to transact at contract value with the GIC issuers. Such events may include (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. Contract termination also may occur by either party upon election and notice. As GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Supplemental Schedules

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here If Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
		$10,272	(1)

(1)	Represents delinquent participant contributions from various 2010 pay periods.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

International Equity Fund	13,897,734	Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	$278,649,571

Core Equity Fund	4,768,562	Vanguard Institutional Index Fund	Mutual Fund	548,432,281

Small Cap Growth Fund	1,755,707	Vanguard Explorer Fund	Mutual Fund	119,107,194

Small Cap Index Fund	1,632,149	Vanguard Small Cap Index Fund	Mutual Fund	56,749,822

Mid Cap Index Fund	5,627,646	Vanguard Mid Cap Index Fund	Mutual Fund	114,578,874

International Equity Index Fund	24,285,024	Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	242,364,541

U.S. Bond Index Fund	17,336,289	Vanguard Total Bond Market Index Fund	Mutual Fund	183,764,664

Inflation-Protected Bond Fund	268,838	Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	6,866,115

Diversified Bond Fund	31,050,929	PIMCO Total Return Institutional Class Fund	Mutual Fund	336,902,577

Global Equity Fund	6,353,496	American Funds-New Perspective Fund	Mutual Fund	181,646,462

CVS Caremark Common Stock Fund	17,420,782	* CVS Caremark Common Stock	CVS Caremark Corporation Common Stock	605,720,590

	5,770,054	* EB Temporary Investment Fund II	Common Collective Trust Fund	5,770,054

		CVS Caremark Common Stock Fund Subtotal		611,490,644

	2,123,339	* EB Temporary Investment Fund II	Common Collective Trust Fund	2,123,339

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Stable Value Fund		Stable Value Fund	Separately Managed Fund

		Genworth Life and Insurance Co.
	8,143,004	5.05%, due 5/31/2012	Guaranteed Investment Contract (“GIC”)	$8,143,004
	10,929,932	5.66%, due 5/31/2012	GIC	10,929,932
	11,401,919	5.56%, due 6/28/2013	GIC	11,401,919
	2,707,636	5.58%, due 1/31/2011	GIC	2,707,636
	8,480,584	5.40%, due 7/29/2011	GIC	8,480,584
	5,381,415	5.12%, due 8/31/2011	GIC	5,381,415
	5,425,739	5.14%, due 4/30/2012	GIC	5,425,739
	11,727,142	5.15%, due 9/28/2012	GIC	11,727,142

		Hartford Life Insurance Co.
	5,478,698	5.23%, due 1/31/2012	GIC	5,478,698
	11,586,175	5.03%, due 11/30/2012	GIC	11,586,175
	10,833,574	5.55%, due 6/29/2012	GIC	10,833,574
	5,156,387	5.41%, due 10/31/2013	GIC	5,156,387
	10,031,942	5.11%, due 11/30/2011	GIC	10,031,942

		ING Life Insurance Co.
	10,820,523	5.23%, due 4/29/2011	GIC	10,820,523
	1,709,162	4.89%, due 8/30/2013	GIC	1,709,162
	3,433,896	5.11%, due 9/30/2013	GIC	3,433,896

		Jackson National Life Insurance Co.
	5,417,501	5.57%, due 3/31/2011	GIC	5,417,501
	8,236,620	5.66%, due 6/30/2011	GIC	8,236,620
	11,502,886	5.37%, due 12/28/2012	GIC	11,502,886
	11,387,304	5.41%, due 6/28/2013	GIC	11,387,304

		New York Life Ins. Co.
	3,275,134	4.70%, due 9/28/2012	GIC	3,275,134
	3,406,976	2.73%, due 2/29/2012	GIC	3,406,976
	5,144,141	3.35%, due 7/31/2013	GIC	5,144,141

		Pacific Life Ins. Co.
	11,326,568	5.44%, due 6/28/2013	GIC	11,326,568

		Protective Life Insurance Co.
	11,371,311	4.44%, due 7/31/2012	GIC	11,371,311
	11,373,121	4.85%, due 3/28/2013	GIC	11,373,121
	3,258,018	4.76%, due 8/31/2012	GIC	3,258,018
	1,688,757	4.55%, due 7/31/2013	GIC	1,688,757

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Stable Value Fund		Stable Value Fund	Separately Managed Fund

		Prudential Life Ins. Co.
	5,458,181	5.20%, due 3/30/2012	GIC	$5,458,181
	11,343,059	4.50%, due 12/28/2012	GIC	11,343,059
	11,443,449	5.34%, due 4/30/2013	GIC	11,443,449
	1,741,206	3.86%, due 11/30/2011	GIC	1,741,206

		Transamerica Life Insurance and Annuity
	8,333,707	5.85%, due 5/31/2011	GIC	8,333,707
	7,994,208	5.09%, due 10/28/2011	GIC	7,994,208
	8,280,414	5.32%, due 12/30/2011	GIC	8,280,414
	11,323,105	5.37%, due 7/31/2012	GIC	11,323,105
	11,335,288	4.60%, due 2/28/2013	GIC	11,335,288

		United of Omaha Life Insurance Co.
	5,494,742	5.31%, due 1/31/2012	GIC	5,494,742

	151,151,168	Wells Fargo Stable Value Fund D	Common Collective Trust Fund	156,592,610

	9,742,342	BNY Mellon Cash Reserve	Cash	9,742,342

	525,152,060	* EB Temporary Investment Fund II	Common Collective Trust Fund	525,152,060

		Stable Value Fund Subtotal		$984,870,436

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Small Cap Value Fund		Lord Abbett and Dimension Fund Advisor Small Cap Value Fund	Separately Managed Fund

	29,000	AAR CORP	Common Stock	$796,630
	25,050	AEROPOSTALE INC	Common Stock	617,232
	8,500	ALEXANDRIA REAL ESTATE EQUITIE	Common Stock	622,710
	41,500	ALTERRA CAPITAL HOLDINGS LTD	Common Stock	898,060
	43,300	AMERICAN MEDICAL SYSTEMS HOLDI	Common Stock	816,638
	21,200	ANIXTER INTERNATIONAL INC	Common Stock	1,266,276
	9,100	APTARGROUP INC	Common Stock	432,887
	20,100	ATHEROS COMMUNICATIONS INC	Common Stock	721,992
	18,600	ATLAS AIR WORLDWIDE HOLDINGS I	Common Stock	1,038,438
	1,800	BALDOR ELECTRIC CO	Common Stock	113,472
	22,100	BIG LOTS INC	Common Stock	673,166
	21,000	BRISTOW GROUP INC	Common Stock	994,350
	55,700	CABOT CORP	Common Stock	2,097,105
	24,000	CABOT MICROELECTRONICS CORP	Common Stock	994,800
	29,200	CENTENE CORP	Common Stock	739,928
	50,500	CHICAGO BRIDGE & IRON CO NV	Common Stock	1,661,450
	16,900	CHILDRENS PLACE RETAIL STORES	Common Stock	838,916
	16,200	CITY NATIONAL CORP/CA	Common Stock	994,032
	21,000	COHERENT INC	Common Stock	947,940
	40,900	COLUMBIA BANKING SYSTEM INC	Common Stock	861,354
	34,700	COMMERCIAL METALS CO	Common Stock	575,673
	10,200	COMPASS MINERALS INTERNATIONAL	Common Stock	910,554
	11,700	COOPER COS INC/THE	Common Stock	659,178
	12,600	CRACKER BARREL OLD COUNTRY STO	Common Stock	690,102
	6,300	CULLEN/FROST BANKERS INC	Common Stock	385,056
	22,700	CURTISS-WRIGHT CORP	Common Stock	753,640
	100,600	CVB FINANCIAL CORP	Common Stock	872,202
	33,200	DANVERS BANCORP INC	Common Stock	586,644
	5,493,713	DFA US TARGETED VALUE I FUND	Mutual Fund	91,360,444
	22,800	DIODES INC	Common Stock	615,372
	59,500	DOLE FOOD CO INC	Common Stock	803,845
	7,700	DONALDSON CO INC	Common Stock	448,756
	29,300	DRESS BARN INC/THE	Common Stock	774,106
	24,800	ELSTER GROUP SE	Common Stock	419,120
	12,800	EMCOR GROUP INC	Common Stock	370,944
	14,500	ENPRO INDUSTRIES INC	Common Stock	602,620

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/ number
	of			Current
Fund	shares	Identity of issue	Description	value**

Small Cap Value Fund		Lord Abbett and Dimension Fund Advisor Small Cap Value Fund	Separately Managed Fund

	25,500	ENTERTAINMENT PROPERTIES TRUST	Common Stock	$1,179,375
	83,400	FERRO CORP	Common Stock	1,220,976
	43,200	FIRST FINANCIAL BANCORP	Common Stock	798,336
	6,800	FLEETCOR TECHNOLOGIES INC	Common Stock	210,256
	15,400	FOREST OIL CORP	Common Stock	584,738
	20,900	FTI CONSULTING INC	Common Stock	779,152
	27,900	GATX CORP	Common Stock	984,312
	17,800	GAYLORD ENTERTAINMENT CO	Common Stock	639,732
	13,700	GENESEE & WYOMING INC	Common Stock	725,415
	31,600	GENTIVA HEALTH SERVICES INC	Common Stock	840,560
	27,000	GRANITE CONSTRUCTION INC	Common Stock	740,610
	16,200	GREATBATCH INC	Common Stock	391,230
	13,600	GREIF INC	Common Stock	841,840
	13,000	HAEMONETICS CORP	Common Stock	821,340
	28,200	HARSCO CORP	Common Stock	798,624
	45,100	HEALTHSPRING INC	Common Stock	1,196,503
	78,100	HEARTLAND EXPRESS INC	Common Stock	1,251,162
	5,300	HERBALIFE LTD USD COM SHS	Common Stock	362,361
	104,000	HEXCEL CORP	Common Stock	1,881,360
	26,100	HUB GROUP INC	Common Stock	917,154
	11,800	II-VI INC	Common Stock	547,048
	8,500	INTEGRA LIFESCIENCES HOLDINGS	Common Stock	402,050
	34,500	INVACARE CORP	Common Stock	1,040,520
	5,500	J CREW GROUP INC	Common Stock	237,270
	17,400	JACK HENRY & ASSOCIATES INC	Common Stock	507,210
	15,700	JOS A BANK CLOTHIERS INC	Common Stock	633,024
	15,200	KAYDON CORP	Common Stock	618,944
	29,400	KBW INC	Common Stock	820,848
	25,800	KENNAMETAL INC	Common Stock	1,018,068
	80,700	KEY ENERGY SERVICES INC	Common Stock	1,047,486
	29,000	KIRBY CORP	Common Stock	1,277,450
	30,500	KNIGHT TRANSPORTATION INC	Common Stock	579,500
	32,300	KOPPERS HOLDINGS INC	Common Stock	1,155,694
	38,400	KORN/FERRY INTERNATIONAL	Common Stock	887,424
	24,900	LITTELFUSE INC	Common Stock	1,171,794
	14,300	MAXIMUS INC	Common Stock	937,794

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Small Cap Value Fund		Lord Abbett and Dimension Fund Advisor Small Cap Value Fund	Separately Managed Fund

	100,600	MGIC INVESTMENT CORP	Common Stock	$1,025,114
	18,900	MOOG INC	Common Stock	752,220
	9,000	MSC INDUSTRIAL DIRECT CO	Common Stock	582,210
	18,600	NAVIGATORS GROUP INC/THE	Common Stock	936,510
	5,400	NEW JERSEY RESOURCES CORP	Common Stock	232,794
	32,400	NUTRISYSTEM INC	Common Stock	681,372
	102,200	OLIN CORP	Common Stock	2,097,144
	76,900	ORIENT EXPRESS HOTELS LTD CL A	Common Stock	998,931
	15,600	OWENS & MINOR INC	Common Stock	459,108
	144,800	PACIFIC SUNWEAR OF CALIFORNIA	Common Stock	784,816
	35,000	PACWEST BANCORP	Common Stock	748,300
	29,900	PAR PHARMACEUTICAL COS INC	Common Stock	1,151,449
	21,900	PAREXEL INTERNATIONAL CORP	Common Stock	464,937
	42,900	PENSKE AUTOMOTIVE GROUP INC	Common Stock	747,318
	53,700	PEOPLE’S UNITED FINANCIAL INC	Common Stock	752,337
	40,300	PLEXUS CORP	Common Stock	1,246,882
	57,100	PMC - SIERRA INC	Common Stock	490,489
	57,200	QLOGIC CORP	Common Stock	973,544
	11,300	REGAL-BELOIT CORP	Common Stock	754,388
	25,900	RELIANCE STEEL & ALUMINUM CO	Common Stock	1,323,490
	38,200	RENT-A-CENTER INC/TX	Common Stock	1,233,096
	5,400	ROBBINS & MYERS INC	Common Stock	193,212
	23,500	ROGERS CORP	Common Stock	898,875
	5,400	RSC HOLDINGS INC	Common Stock	52,596
	15,400	RTI INTERNATIONAL METALS INC	Common Stock	415,492
	121,904	SANDRIDGE ENERGY INC	Common Stock	892,337
	35,700	SCANSOURCE INC	Common Stock	1,138,830
	19,300	SIGNATURE BANK/NEW YORK NY	Common Stock	965,000
	13,000	SILGAN HOLDINGS INC	Common Stock	465,530
	32,400	SUPERIOR ENERGY SERVICES INC	Common Stock	1,133,676
	87,600	SUSQUEHANNA BANCSHARES INC	Common Stock	847,968
	14,800	SVB FINANCIAL GROUP	Common Stock	785,140
	21,500	TAL INTERNATIONAL GROUP INC	Common Stock	663,705
	60,000	TERADYNE INC	Common Stock	842,400
	46,500	TEXAS CAPITAL BANCSHARES INC	Common Stock	989,055
	26,100	THOR INDUSTRIES INC	Common Stock	886,356

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/ number
	of			Current
Fund	shares	Identity of issue	Description	value**

Small Cap Value Fund		Lord Abbett and Dimension Fund Advisor Small Cap Value Fund	Separately Managed Fund

	63,600	TRUEBLUE INC	Common Stock	$1,144,164
	6,300	UGI CORP	Common Stock	198,954
	44,800	UTI WORLDWIDE INC SHS	Common Stock	949,760
	15,500	WABCO HOLDINGS INC	Common Stock	944,415
	43,600	WASHINGTON FEDERAL INC	Common Stock	737,712
	22,300	WATTS WATER TECHNOLOGIES INC	Common Stock	815,957
	21,600	WERNER ENTERPRISES INC	Common Stock	488,160
		* EB Temporary Investment Fund II	Common Collective Trust Fund	2,696,130

		Lord Abbett and Dimension Fund Advisor Small Cap Value Fund Subtotal		$186,584,665

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund

	8,500	ADVANCE AUTO PARTS INC	Common Stock	$562,275
	520,000	AES CORP/THE	Common Stock	6,333,600
	36,300	ALCOA INC	Common Stock	558,657
	13,100	ALLIANCE DATA SYSTEMS CORP	Common Stock	930,493
	231,200	ALTRIA GROUP INC	Common Stock	5,692,144
	27,800	AMERICAN EXPRESS CO	Common Stock	1,193,176
	15,700	AMERIPRISE FINANCIAL INC	Common Stock	903,535
	32,500	ANNALY CAPITAL MANAGEMENT INC	Common Stock	582,400
	69,300	APPLIED MATERIALS INC	Common Stock	973,665
	19,400	AT&T INC	Common Stock	569,972
	16,900	AXIS CAPITAL HLDGS LTD SHS	Common Stock	606,372
	525,900	BANK OF AMERICA CORP	Common Stock	7,015,506
	95,400	BAXTER INTERNATIONAL INC	Common Stock	4,829,148
	26,700	BP PLC	Common Stock	1,179,339
	250,100	BRISTOL-MYERS SQUIBB CO	Common Stock	6,622,648
	58,300	CAPITAL ONE FINANCIAL CORP	Common Stock	2,481,248
	22,800	CARDINAL HEALTH INC	Common Stock	873,468
	34,200	CARNIVAL CORP	Common Stock	1,576,962
	47,900	CENTERPOINT ENERGY INC	Common Stock	752,988
	56,400	CHEVRON CORP	Common Stock	5,146,500
	9,600	CHUBB CORP	Common Stock	572,544
	22,200	CIGNA CORP	Common Stock	813,852
	297,200	CITIGROUP INC	Common Stock	1,405,756
	11,100	COMPUTER SCIENCES CORP	Common Stock	550,560
	125,300	CONOCOPHILLIPS	Common Stock	8,532,930
	26,900	CORNING INC	Common Stock	519,708
	65,000	COSTCO WHOLESALE CORP	Common Stock	4,693,650
	45,100	COVENTRY HEALTH CARE INC	Common Stock	1,190,640
	100,000	CSX CORP	Common Stock	6,461,000
	34,500	CVS CAREMARK CORP	Common Stock	1,199,565
	12,500	DIAGEO PLC	Common Stock	929,125
	18,700	DOMINION RESOURCES INC/VA	Common Stock	798,864
	7,500	DUN & BRADSTREET CORP	Common Stock	615,675
	10,800	EATON CORP	Common Stock	1,096,308
	130,800	EI DU PONT DE NEMOURS & CO	Common Stock	6,524,304

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/
	Number of			Current
Fund	shares	Identity of issue	Description	value**

Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund

	30,900	EL PASO CORP	Common Stock	$425,184
	14,800	EMERSON ELECTRIC CO	Common Stock	846,116
	6,600	ENTERGY CORP	Common Stock	467,478
	21,500	FAMILY DOLLAR STORES INC	Common Stock	1,068,765
	62,400	FIFTH THIRD BANCORP	Common Stock	916,032
	240,000	GAP INC/THE	Common Stock	5,313,600
	73,000	GENERAL DYNAMICS CORP	Common Stock	5,180,080
	44,200	GENERAL ELECTRIC CO	Common Stock	808,418
	13,300	GOODRICH CORP	Common Stock	1,171,331
	33,000	HANESBRANDS INC	Common Stock	838,200
	11,800	HEWLETT-PACKARD CO	Common Stock	496,780
	20,800	HOME DEPOT INC	Common Stock	729,248
	137,900	HONEYWELL INTERNATIONAL INC	Common Stock	7,330,764
	115,000	HUMANA INC	Common Stock	6,295,100
	28,300	ILLINOIS TOOL WORKS INC	Common Stock	1,511,220
	37,700	INTEL CORP	Common Stock	792,831
	11,400	INTERNATIONAL BUSINESS MACHINE	Common Stock	1,673,064
	49,600	INTERNATIONAL GAME TECHNOLOGY	Common Stock	877,424
	14,700	ITT CORP	Common Stock	766,017
	160,000	JC PENNEY CO INC	Common Stock	5,169,600
	18,500	JOHNSON & JOHNSON	Common Stock	1,144,225
	162,700	JPMORGAN CHASE & CO	Common Stock	6,901,734
	160,000	JUNIPER NETWORKS INC	Common Stock	5,907,200
	20,800	L-3 COMMUNICATIONS HOLDINGS IN	Common Stock	1,466,192
	8,900	LORILLARD INC	Common Stock	730,334
	190,000	LOWE’S COS INC	Common Stock	4,765,200
	31,800	LTD BRANDS INC	Common Stock	977,214
	152,700	MARATHON OIL CORP	Common Stock	5,654,481
	35,000	MDU RESOURCES GROUP INC	Common Stock	709,450
	14,100	MEDTRONIC INC	Common Stock	522,969
	120,000	METLIFE INC	Common Stock	5,332,800
	29,900	MICROCHIP TECHNOLOGY INC	Common Stock	1,022,879
	40,100	MICROSOFT CORP	Common Stock	1,119,592
	43,300	MOLEX INC	Common Stock	983,776
	125,000	MORGAN STANLEY	Common Stock	3,401,250

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/ number of			Current
Fund	shares	Identity of issue	Description	value**

Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund

	23,900	MURPHY OIL CORP	Common Stock	$1,781,745
	10,300	NATIONAL OILWELL VARCO INC	Common Stock	692,675
	49,500	NEW YORK COMMUNITY BANCORP INC	Common Stock	933,075
	21,100	NEWELL RUBBERMAID INC	Common Stock	383,598
	120,000	NORDSTROM INC	Common Stock	5,085,600
	16,900	OCCIDENTAL PETROLEUM CORP	Common Stock	1,657,890
	36,800	OMNICARE INC	Common Stock	934,352
	2,900	ONEOK INC	Common Stock	160,863
	69,122	PFIZER INC	Common Stock	1,210,326
	115,300	PHILIP MORRIS INTERNATIONAL IN	Common Stock	6,748,509
	18,100	PINNACLE WEST CAPITAL CORP	Common Stock	750,245
	36,100	PNC FINANCIAL SERVICES GROUP I	Common Stock	2,191,992
	40,000	PRAXAIR INC	Common Stock	3,818,800
	110,000	PRUDENTIAL FINANCIAL INC	Common Stock	6,458,100
	12,700	QUEST DIAGNOSTICS INC/DE	Common Stock	685,419
	24,800	RAYTHEON CO	Common Stock	1,149,232
	22,700	REYNOLDS AMERICAN INC	Common Stock	740,474
	23,200	ROYAL CARIBBEAN CRUISES LTD	Common Stock	1,090,400
	12,700	RYDER SYSTEM INC	Common Stock	668,528
	34,400	SEADRILL LIMITED SHS	Common Stock	1,166,848
	31,600	SERVICE CORP INTERNATIONAL/US	Common Stock	260,700
	50,000	SHERWIN-WILLIAMS CO/THE	Common Stock	4,187,500
	126,700	SLM CORP	Common Stock	1,595,153
	45,500	SPECTRA ENERGY CORP	Common Stock	1,137,045
	7,900	SPX CORP	Common Stock	564,771
	44,900	STANLEY BLACK & DECKER INC	Common Stock	3,002,463
	17,100	STATE STREET CORP	Common Stock	792,414
	23,600	SYSCO CORP	Common Stock	693,840
	9,800	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock	510,874
	27,700	TEXAS INSTRUMENTS INC	Common Stock	900,250
	85,000	TRAVELERS COS INC/THE	Common Stock	4,735,350
	440,000	TYSON FOODS INC	Common Stock	7,576,800
	70,000	UNION PACIFIC CORP	Common Stock	6,486,200
	72,500	UNITED TECHNOLOGIES CORP	Common Stock	5,707,200

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund

	40,800	UNITEDHEALTH GROUP INC	Common Stock	$1,473,288
	260,000	UNUM GROUP	Common Stock	6,297,200
	230,000	US BANCORP	Common Stock	6,203,100
	221,000	VALERO ENERGY CORP	Common Stock	5,109,520
	22,100	VERIZON COMMUNICATIONS INC	Common Stock	790,738
	18,200	VODAFONE GROUP PLC	Common Stock	481,026
	23,300	WALGREEN CO	Common Stock	907,768
	45,000	WAL-MART STORES INC	Common Stock	2,426,850
	25,700	WELLPOINT INC	Common Stock	1,461,302
	40,600	WELLS FARGO & CO	Common Stock	1,258,194
	240,000	WILLIAMS COS INC/THE	Common Stock	5,932,800
	30,800	WILLIS GROUP HOLDINGS PUBLIC	Common Stock	1,066,604
	34,300	XCEL ENERGY INC	Common Stock	807,765
	68,200	XEROX CORP	Common Stock	785,664
	28,300	XL GROUP PLC	Common Stock	617,506

	691,183	Mellon Capital Management Large Cap Value Stock Fund	Common Collective Trust Fund	89,667,876

	1,138,148	* EB Temporary Investment Fund II	Common Collective Trust Fund	1,138,148

		Growth & Income Fund Subtotal		$371,489,705

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Large Cap Growth Fund		Columbus Circle Core Equity Fund	Separately Managed Fund

	70,000	ACCENTURE PLC IRELAND SHS CL A	Common Stock	$3,394,300
	138,000	AGILENT TECHNOLOGIES INC	Common Stock	5,717,340
	55,000	ALLERGAN INC/UNITED STATES	Common Stock	3,776,850
	56,000	AMAZON.COM INC	Common Stock	10,080,000
	186,000	AMERICAN EXPRESS CO	Common Stock	7,983,120
	95,000	AMGEN INC	Common Stock	5,215,500
	51,243	APPLE INC	Common Stock	16,528,942
	141,000	BED BATH & BEYOND INC	Common Stock	6,930,150
	145,000	BRISTOL-MYERS SQUIBB CO	Common Stock	3,839,600
	267,000	BROADCOM CORP	Common Stock	11,627,850
	113,000	CATERPILLAR INC	Common Stock	10,583,580
	140,000	CELGENE CORP	Common Stock	8,279,600
	130,000	COCA-COLA CO/THE	Common Stock	8,550,100
	116,606	COGNIZANT TECHNOLOGY SOLUTIONS	Common Stock	8,546,054
	105,757	DEERE & CO	Common Stock	8,783,119
	87,941	ESTEE LAUDER COS INC/THE	Common Stock	7,096,839
	56,000	F5 NETWORKS INC	Common Stock	7,288,960
	61,000	FEDEX CORP	Common Stock	5,673,610
	387,000	FIFTH THIRD BANCORP	Common Stock	5,681,160
	703,532	FORD MOTOR CO	Common Stock	11,812,302
	84,000	GENERAL MOTORS CO	Common Stock	3,096,240
	43,251	GOLDMAN SACHS GROUP INC/THE	Common Stock	7,273,088
	16,000	GOOGLE INC	Common Stock	9,503,520
	213,000	HOME DEPOT INC	Common Stock	7,467,780
	69,127	ILLUMINA INC	Common Stock	4,378,504
	72,000	INTUIT INC	Common Stock	3,549,600
	122,000	JUNIPER NETWORKS INC	Common Stock	4,504,240
	198,000	LAS VEGAS SANDS CORP	Common Stock	9,098,100
	28,310	MASTERCARD INC	Common Stock	6,344,554
	68,000	MONSANTO CO	Common Stock	4,735,520
	81,000	NATIONAL OILWELL VARCO INC	Common Stock	5,447,250
	132,715	NETAPP INC	Common Stock	7,294,016
	95,000	NEWMONT MINING CORP	Common Stock	5,835,850
	38,000	NIKE INC	Common Stock	3,245,960
	274,000	ORACLE CORP	Common Stock	8,576,200

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2010

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Large Cap Growth Fund		Columbus Circle Core Equity Fund	Separately Managed Fund

	52,160	PEPSICO INC/NC	Common Stock	$3,407,613
	33,000	POTASH CORP OF SASKATCHEWAN IN	Common Stock	5,109,390
	24,000	PRICELINE.COM INC	Common Stock	9,589,200
	135,000	PROCTER & GAMBLE CO/THE	Common Stock	8,684,550
	144,000	QUALCOMM INC	Common Stock	7,126,560
	93,000	RED HAT INC	Common Stock	4,245,450
	26,000	SALESFORCE.COM INC	Common Stock	3,432,000
	101,000	SANDISK CORP	Common Stock	5,035,860
	227,000	STARBUCKS CORP	Common Stock	7,293,510
	66,000	STARWOOD HOTELS & RESORTS WORL	Common Stock	4,011,480
	125,052	THERMO FISHER SCIENTIFIC INC	Common Stock	6,922,879
	88,962	VISA INC	Common Stock	6,261,146
	104,000	WATSON PHARMACEUTICALS INC	Common Stock	5,371,600
	268,000	WELLS FARGO & CO	Common Stock	8,305,320
	159,000	WHOLE FOODS MARKET INC	Common Stock	8,043,810

	5,052,809	* EB Temporary Investment Fund II	Common Collective Trust Fund	5,052,809

		Large Cap Growth Fund Subtotal		$345,632,575

		* Notes receivable from participants	Prime plus 1% at loan request date	137,887,485

		Total Assets Held in the Plan		$4,709,140,950

*Party-in-interest

**Represents fair value for all investments with the exception of GICs where current value represents contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Date: June 24, 2011	By	/s/ David M. Denton
David M. Denton
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP